[Reference Translation]

August 4, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Kenta Kon, President (Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Telephone: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock under the Share-Based Compensation Plan for Employees

As announced in the “Notice Concerning the Continuation of Share-Based Compensation Plan for Employees and Introduction of a New Share-Based Compensation Plan for Employees” dated today, Toyota Motor Corporation (“TMC”) determined today to (i) continue the share-based compensation plan (the “Senior Professional / Senior Management (Kanbushoku) Plan,” and the eligible employees subject to such plan, the “Eligible Kanbushoku Employees”) for certain employees in Senior Professional / Senior Management (Kanbushoku) positions who satisfy certain requirements, and (ii) introduce a share-based compensation plan (the “Key Talent Plan,” and the eligible employees subject to such plan, the “Eligible Key Talent Employees”) for certain key talent who satisfy certain requirements, regardless of whether they are in Kanbushoku positions, using the ESOP (Employee Stock Ownership Plan) trust (the “Trust”) introduced in fiscal year 2025. The Senior Professional / Senior Management (Kanbushoku) Plan and the Key Talent Plan are collectively referred to as the “Plans,” and the Eligible Kanbushoku Employees and the Eligible Key Talent Employees are collectively referred to as the “Eligible Employees.”

In connection with the above, TMC hereby announces that it determined today to dispose of treasury stock (the “Disposition of Treasury Stock”). Details are set forth below.

1. Outline of the Disposal

(1)	Disposal date	August 25, 2026

(2)	Class of shares to be disposed	Common stock of TMC

(3)	Number of shares to be disposed	1,154,400 shares

(4)	Disposal price

The greater of the following prices (Note 1):

• The closing price of TMC’s common stock on the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on the business day immediately preceding the date of determination (August 3, 2026): 2,963.5 yen; and

• The closing price on the business day immediately preceding August 7, 2026 (the “Condition Determination Date”) (the “Closing Price on the Business Day Immediately Preceding the Condition Determination Date”)

(5)	Total value of the disposal	3,421,064,400 yen (estimated amount as of today, calculated by multiplying the disposal price described in (4) above by 1,154,400 shares)

(6)	Planned destination	The Master Trust Bank of Japan, Ltd. (Note 2) (ESOP Stock-Grant Trust Account)

(7)	Others	An Extraordinary Report in accordance with the Financial Instruments and Exchange Act has been filed regarding the Disposition of Treasury Stock.

Note) 1. The method for determining the disposal price for the Disposition of Treasury Stock (the purpose of setting the Condition Determination Date) is as follows.

On August 4, 2026, which is the determination date for the Disposition of Treasury Stock, TMC disclosed its financial results for the first quarter of the fiscal year ending March 31, 2027 and announced the acquisition of treasury stock and a revision to its earnings forecasts. Accordingly, in order to reflect the impact of such disclosure and announcements on the stock price and to give consideration to the interests of existing shareholders, TMC will determine the disposal price on the Condition Determination Date as the greater of (i) 2,963.5 yen, the closing price of TMC’s common stock on the Tokyo Stock Exchange on August 3, 2026, and (ii) the Closing Price on the Business Day Immediately Preceding the Condition Determination Date.

Note) 2. The planned destination, The Master Trust Bank of Japan, Ltd. (ESOP Stock-Grant Trust Account), is a trust account established by entering into a trust agreement (the “Trust Agreement”) between TMC as settlor and Mitsubishi UFJ Trust and Banking Corporation as trustee (with The Master Trust Bank of Japan, Ltd. as co-trustee). The Disposition of Treasury Stock will be conducted in order to provide benefits to Eligible Employees under the Plans and is substantially the same as allocating shares to Eligible Employees as consideration for services provided to TMC.

2. Purposes and Reasons of the Disposal

TMC has determined today to continue the Senior Professional / Senior Management (Kanbushoku) Plan and to introduce the Key Talent Plan. In connection with this, TMC has determined to conduct the Disposition of Treasury Stock to The Master Trust Bank of Japan, Ltd. (ESOP Stock-Grant Trust Account), which is a co-trustee under the stock-grant ESOP Trust Agreement entered into between TMC and Mitsubishi UFJ Trust and Banking Corporation.

The number of shares to be disposed of will be the maximum total number of TMC shares expected either to be delivered to Eligible Employees, or to be sold and monetary amounts equivalent to the proceeds from such sales paid to Eligible Employees (such delivery of shares, payment of proceeds from the sale of such shares, together with any dividends paid on such TMC shares, collectively, “Delivered, etc.” or “Delivery, etc.”), during the duration of the Trust in accordance with the stock-grant rules, stipulated respectively under the Senior Professional / Senior Management (Kanbushoku) Plan and the Key Talent Plan. The scale of dilution is 0.01% of the total number of issued shares as of March 31, 2026, which is 15,794,987,460 shares, and 0.01% of the 130,034,393 total voting rights as of March 31, 2026 (in each case, rounded to two decimal places).

In addition, TMC recently conducted an acquisition of treasury stock through a tender offer (settlement commencement date: May 25, 2026; number of shares acquired: 1,192,330,962 shares), cancellation of treasury stock (cancellation date: June 30, 2026; number of shares cancelled: 1,200,000,000 shares), and disposition of treasury stock (payment date: June 30, 2026; number of shares disposed of: 634,900 shares). Taking these into account, the number of shares to be disposed of will represent 0.01% of the total number of issued shares, which is 14,594,987,460 shares, and 0.01% of the total voting rights, which is 118,117,433 voting rights (in each case, rounded to two decimal places).

The shares of TMC allotted through the Disposition of Treasury Stock will be Delivered, etc. to Eligible Employees in accordance with the stock-grant rules stipulated respectively under the Senior Professional / Senior Management (Kanbushoku) Plan and the Key Talent Plan. Since it is not expected that the shares resulting from the Disposition of Treasury Stock will be released into the stock market all at once, TMC has determined that the impact on the secondary market is expected to be minimal and that the number of shares to be disposed of and the scale of dilution are reasonable.

1)

The Senior Professional / Senior Management (Kanbushoku) Plan grants points to Eligible Kanbushoku Employees based on factors such as their individual performance as well as TMC’s performance, and Delivers, etc. a number of TMC shares, etc., from the Trust corresponding to the number of points they have been awarded. TMC shares, etc. will be Delivered, etc. to Eligible Kanbushoku Employees upon their retirement, in the event of their death, if the Senior Professional / Senior Management (Kanbushoku) Plan is terminated, or if it is decided that an Eligible Kanbushoku Employee will become a resident of a country not covered by the Senior Professional / Senior Management (Kanbushoku) Plan. However, in the event of the death of an Eligible Kanbushoku Employee, if it is decided that an Eligible Kanbushoku Employee will become a resident of a country not covered by the Plan, or if an Eligible Kanbushoku Employee who has satisfied the stock-grant conditions is not a resident of Japan, all TMC shares corresponding to the number of points held by such Eligible Kanbushoku Employee at that time will be converted into cash within the Trust, and the Eligible Kanbushoku Employee will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust (in the event of death of the Eligible Kanbushoku Employee, to the Eligible Kanbushoku Employee’s heirs).

The vesting date will be the date on which the Eligible Kanbushoku Employee retires. In the event of death of the Eligible Kanbushoku Employee, the vesting date will be ten business days after the date on which TMC becomes aware of the death. In the event of termination of the Senior Professional / Senior Management (Kanbushoku) Plan, the vesting date will be the first business day of the second month following the month in which such event occurs. If it is decided that an Eligible Kanbushoku Employee will become a resident of a country not covered by the Senior Professional / Senior Management (Kanbushoku) Plan, the vesting date will be the date specified in the stock-grant rules. Upon retirement of an Eligible Kanbushoku Employee or termination of the Senior Professional / Senior Management (Kanbushoku) Plan, if the vesting date for Delivery, etc. of TMC shares, etc. to the Eligible Kanbushoku Employee falls before the filing date of TMC’s annual securities report for the fiscal year in which the Eligible Kanbushoku Employee becomes aware of the details of the stock-grant rules (or, if such date falls within six months after the start of TMC’s fiscal year, TMC’s semi-annual securities report for that fiscal year), TMC shares, etc. will be Delivered, etc. after such filing date, except in cases of retirement for legitimate reasons or organizational restructuring. Accordingly, as it is not anticipated that TMC shares will be delivered to Eligible Kanbushoku Employees from the Trust prior to the expiration of the period specified in Article 2-12, Item 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act, no transfer restrictions will be imposed on TMC shares delivered to Eligible Kanbushoku Employees. In addition, if an Eligible Kanbushoku Employee retires as a result of becoming a director or operating officer of TMC, any TMC shares delivered under the Plan must be continuously held until their resignation as a director or operating officer.

2)

The Key Talent Plan grants points to Eligible Key Talent Employees based on factors such as their responsibilities or roles, and Delivers, etc. a number of TMC shares, etc., from the Trust corresponding to the number of points they have been awarded. TMC shares, etc. will be Delivered, etc. to Eligible Key Talent Employees upon their retirement, in the event of their death, if the Key Talent Plan is terminated, or if it is decided that an Eligible Key Talent Employee will become a resident of a country not covered by the Key Talent Plan. However, in the event of voluntary retirement, points for which three years have not yet elapsed from the date that the points were granted will be deducted from the accumulated points. In addition, in the event of the death of an Eligible Key Talent Employee, if it is decided that an Eligible Key Talent Employee will become a resident of a country not covered by the Plan, or if an Eligible Key Talent Employee who has satisfied the stock-grant conditions is not a resident of Japan, all TMC shares corresponding to the number of points held by such Eligible Key Talent Employee at that time will be converted into cash within the Trust, and the Eligible Key Talent Employee will receive a cash payment equivalent to the proceeds from the sale of such shares from the Trust (in the event of death of the Eligible Key Talent Employee, to the Eligible Key Talent Employee’s heirs).

The vesting date will be the date on which the Eligible Key Talent Employee retires. In the event of death of the Eligible Key Talent Employee, the vesting date will be ten business days after the date on which TMC becomes aware of the death. In the event of termination of the Key Talent Plan, the vesting date will be the first business day of the second month following the month in which such event occurs. If it is decided that an Eligible Key Talent Employee will become a resident of a country not covered by the Key Talent Plan, the vesting date will be the date specified in the stock-grant rules. Upon retirement of an Eligible Key Talent Employee or termination of the Key Talent Plan, if the vesting date for Delivery, etc. of TMC shares, etc. to the Eligible Key Talent Employee falls before the filing date of TMC’s annual securities report for the fiscal year in which the Eligible Key Talent Employee becomes aware of the details of the stock-grant rules (or, if such date falls within six months after the start of TMC’s fiscal year, TMC’s semi-annual securities report for that fiscal year), TMC shares, etc. will be Delivered, etc. after such filing date, except in cases of retirement for legitimate reasons or organizational restructuring. Accordingly, as it is not anticipated that TMC shares will be delivered to Eligible Key Talent Employees from the Trust prior to the expiration of the period specified in Article 2-12, Item 1 of the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act, no transfer restrictions will be imposed on TMC shares delivered to Eligible Key Talent Employees. In addition, if an Eligible Key Talent Employee retires as a result of becoming a director or operating officer of TMC, any TMC shares delivered under the Plan must be continuously held until their resignation as a director or operating officer.

[Outline of the Trust Agreement]

Plan name	Senior Professional / Senior Management (Kanbushoku) Plan	Key Talent Plan

Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

Trust purpose	To provide incentives to Eligible Kanbushoku Employees	To provide incentives to Eligible Key Talent Employees

Settlor	TMC

Trustees	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Eligible Kanbushoku Employees satisfying the beneficiary requirements	Eligible Key Talent Employees satisfying the beneficiary requirements

Trust administrator	A third party that does not have any interest in TMC (certified public accountant)

Trust agreement date	August 25, 2025

Trust period	From August 25, 2025 to August 31, 2026 (planned to be extended to August 31, 2029 by amendment to the Trust Agreement)

Exercise of voting rights	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.

Type of acquired shares	Common stock of TMC	Common stock of TMC

Amount of additional trust money	The amount calculated by deducting the money remaining in the Trust from the total value of the disposal described in (5) of “1. Outline of the Disposal” above (includes trust fees and trust expenses)

Method of acquisition of shares	To be acquired from TMC (disposition of treasury stock)

Timing of acquisition of shares	August 25, 2026

Holders of vested rights	TMC

Residual assets	Residual assets that can be received by TMC, as the holder of vested rights, shall be limited to the trust expense reserve, which is calculated by deducting the cost for acquiring the shares from the trust money.

3. Basis and specifics of the calculation of the disposal value

In order to eliminate arbitrariness, the disposal price is the greater of (i) 2,963.5 yen, the closing price of TMC’s common stock on the Tokyo Stock Exchange on August 3, 2026 (the business day immediately preceding the determination date for the Disposition of Treasury Stock), and (ii) the Closing Price on the Business Day Immediately Preceding the Condition Determination Date. This method of determining the disposal price of treasury stock is a reasonable method in consideration of the interests of existing shareholders. In addition, the disposal price is determined to be the same as the market share price. Therefore, TMC considers it highly objective and reasonable as a basis for calculation, and considers that the disposal price to be determined on the Condition Determination Date does not constitute a particularly favorable price.

END